LAW OFFICES
THOMPSON, WELCH, SOROKO & GILBERT LLP
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA 94903
(415) 448-5000

FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

December 21, 2015

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	OncoCyte Corporation
Amendment No. 1 to Form 10-12B
File No. 001-37648

Dear Ms. Hayes:

This letter is being submitted on behalf of OncoCyte Corporation in connection with the filing of Amendment No. 1 to Form 10-12B filing (001-37648). In addition to addressing the comments in your letter dated December 15, 2015, the amended Form 10 includes updated information about OncoCyte's management and the planned distribution of OncoCyte common stock to shareholders of BioTime, Inc., including the record date, expected distribution date and the number of shares that will be distributed. Please note that the planned distribution date is December 31, 2015.

Comment 1

Manner of Effecting the Distribution, page 29

We note your response to our prior comment 7 including your position that providing cash in lieu of shares to shareholders in "excluded jurisdictions" should be considered a part of a pro rata distribution. However, we are unable to concur that this distribution is pro rata as contemplated by Staff Legal Bulletin No. 4 because the relative interest of shareholders who reside in "restricted jurisdictions" will change as a result of the distribution. Accordingly, please confirm that you will distribute your shares to all BioTime holders or withdraw your Form 10 and register the distribution of OncoCyte shares under the Securities Act of 1933.

OncoCyte does not expect that the distribution of its common stock by BioTime, Inc. will be excluded under local laws. Accordingly, the provisions pertaining to the sale of shares issuable to residents of "Excluded Jurisdictions" have been deleted from the Information Statement.

Securities and Exchange Commission
December 21, 2015

Comment 2

Sponsored Research Agreement with the Wistar Institute of Anatomy and Biology, page 52

We note your response to our prior comment 12. However, we deem the total amount of funding you may be required to pay to Wistar to be material information to an investor.

Please revise the description of your agreement with Wistar to disclose the aggregate payments you may be required to make pursuant to the agreement.

Please see the disclosure added on page 52.

Comment 3

Notes to Financial Statements

2. Summary of Significant Accounting Policies
Accounting for BioTime shares, page F-10

Refer to your response to our prior comment 14. You state on page F-10 that your 2014 sales of BioTime common stock occurred in the open market. Please confirm whether these transactions were between OncoCyte and unrelated third parties whose assets and liabilities are not consolidated into OncoCyte's financial statements. If so, tell us why under your analogy to ASC 860-10-55-78 you do not account for the transaction as a sale in OncoCyte's separate entity financial statements, with gain or loss recognized in the statement of operations.

We believe the controlled sale of parent (BioTime) common stock by its controlled and consolidated subsidiary (OncoCyte) does not fall under ASC 860, Transfers and Servicing of financial asset transfers. We believe these types of transactions are specifically and substantively covered and accounted for under ASC 805-50, Transactions between Entities under Common Control, which are in essence capital transactions since "control" and oversight is maintained during every step of the transaction by the parent, including and up to the point of sale of those shares, as we have described to the Staff in our prior response to comment 14.

The essential principle of ASC 860 is that "transfer of control" has occurred and there is no continuing involvement by the transferor with respect to the asset transferred. Specifically, ASC 860-10-05-4 states "accounting for transfers in which the transferor has no (emphasis added) continuing involvement with the transferred financial assets or with the transferee has not been controversial. However, transfers of financial assets often occur in which the transferor has some continuing involvement either with the assets transferred or with the transferee. Transfers of financial assets with continuing involvement raise issues about the circumstances under which the transfers should be considered as sales". ASC 860 also specifically scopes out "investments by owners or distributions to owners of a business entity" (ASC 860-10-15-4(f)). In OncoCyte's case, there is never a transfer of control of BioTime shares to OncoCyte, even up to the point of sale of those shares to unrelated third parties.

Securities and Exchange Commission
December 21, 2015

In OncoCyte's facts and circumstances, the transferor (BioTime) always has ultimate control and continuing involvement over both the assets transferred (its own shares) and the transferee (OncoCyte), at all times, including to the final point and determination of sale of those shares by OncoCyte. We have consistently maintained and disclosed that the BioTime shares being sold by OncoCyte are, and have always been, controlled in every step of the way by BioTime. ASC 860-10-55-78 specifically applies to "a transfer from one subsidiary (the transferor) to another subsidiary (the transferee) of a common parent" because this presumes the transfer of control of the asset, and its final choice of disposition, occurs at the time of transfer between the transferring subsidiary and the receiving subsidiary, irrespective of the fact that those subsidiaries may be controlled by the same parent. This is clearly not the case for OncoCyte's facts and circumstances and we made an improper analogy to ASC 860-10-55-78 in our initial response to comment 14, however we did note in that response that this guidance (ASC 860-10-55-78) "was not exactly applicable to our situation" and we continue to believe it is not.

We believe the spirit, and the underlying premise, of ASC 860 with respect to "sales" accounting is the presumption of "transfer of control". ASC 860-10-40-5 specifically precludes sales accounting if there is continuing involvement or effective control of the transferred asset or the transferee. In OncoCyte's case, there is always continuing involvement and effective control by BioTime over the selection of the amount of assets transferred, the timing of the transfer, the method of the transfer and potentially the selection of the transfer, including the approval or rejection of the sale of those shares to unrelated parties. Accordingly, in light of these facts and circumstances, if the principle is that sales accounting does not apply when a parent maintains control over the nature, size and timing of the sale of its shares by its controlled subsidiary, regardless of who the ultimate buyer of those shares may be, then sales accounting cannot apply to the sale of BioTime shares by OncoCyte.

Although the BioTime shares were sold by OncoCyte to unrelated parties whose assets and liabilities are not consolidated into OncoCyte's financial statements, every aspect of those sales was controlled by the parent, including the manner of the sale, the timing of the sale, the number of shares sold, the sales price, and the resulting gains and losses on those sales. When BioTime contributed its shares to OncoCyte, BioTime decided both the timing and the number of its shares to contribute to OncoCyte. After the contribution, BioTime, at all times, had to approve the timing and the number of shares permitted to be sold by OncoCyte, and that approval could be revoked by BioTime at any time, for any reason, thus prohibiting the sale by OncoCyte. For example, if BioTime were to determine that the sale of the shares in the open market would not be in the best interest of BioTime or its shareholders, or, if BioTime simply wanted to control the amount and timing of the realized gains and losses on that sale, BioTime could prohibit OncoCyte from proceeding with the sale.

Securities and Exchange Commission
December 21, 2015

BioTime has financed the operations of OncoCyte since OncoCyte's inception, so BioTime's rejection of a sale of its shares by OncoCyte could be, and has historically been, balanced by BioTime with alternative forms of financial support to OncoCyte, such as additional cash advances to OncoCyte or purchases of OncoCyte common stock. Financial support provided by BioTime has most recently included a purchase of 5.4 million shares of OncoCyte common stock by BioTime for $8.3 million in cash during September 2015. That cash investment avoided any gains or losses that would have been realized by OncoCyte if it had its own discretion and choice in selling the BioTime shares instead of selling OncoCyte shares to BioTime.

None of the financing transactions between BioTime and OncoCyte, or the sale of BioTime shares by OncoCyte, result in gains and losses in the statement of operations of OncoCyte under any generally accepted accounting principles. Rather, all such transactions are capital in nature since they are transactions between entities under common control. The sale of BioTime shares by OncoCyte is no different economically than if BioTime had sold the same shares on its own and simply contributed the cash to OncoCyte, as no gains or losses would result in the statement of operations of OncoCyte or BioTime. It would therefore be misleading to the users of the financial statements of the subsidiary to include controlled gains and losses from the controlled sale of shares of the parent by the subsidiary in the subsidiary's statement of operations.

A controlled sale of BioTime shares by OncoCyte, whether to an unaffiliated buyer selected by BioTime or through a broker-dealer in open market transactions, creates controlled gains or losses that lack economic substance and are capital in nature, and thus such controlled gains or losses are accounted for under ASC 805-50, not ASC 860. This concept is again reinforced in ASC 860-10-40-4, which states "the objective of paragraph 860-10-40-5 ("sale" accounting) and related implementation guidance is to determine whether a transferor and its consolidated affiliates included in the financial statements being presented have surrendered control over transferred financial assets". Thus, the most basic premise of ASC 860-10-40-5 is that in order for sales accounting to apply, the financial asset must be sold "free and clear" by choice of the transferee and without control being exerted on that choice by the parent transferor. In contrast to the facts required by 860-10-40-5 for sales accounting to apply, the facts at hand are that BioTime has not surrendered control of the sale of BioTime shares by OncoCyte, even up to the point where BioTime can and does approve the sale to an unrelated third party. Through this control, BioTime could create a gain or loss on a sale for OncoCyte, or BioTime could reject a proposed sale, thereby avoiding a gain or loss by OncoCyte, all in the best interest of BioTime.

Based on the above discussion, OncoCyte believes that the facts and circumstances support equity treatment of controlled realized gains and losses generated by a controlled subsidiary selling its parent company contributed shares, on the basis that the transaction is between entities under common control in accordance with ASC 805-50.

Securities and Exchange Commission
December 21, 2015

Comment 4

3. Selected Balance Sheet Components
Intangible assets, net, page F-14

Refer to your response to our prior comment 10. Given the change in focus of your product development and business plans to cancer diagnostic tests, please provide us an analysis supporting the recoverability of the carrying value of your intangible assets related to cancer therapy.

OncoCyte’s response to Comment 10 in the staff’s November 5, 2015 letter addresses only the reason why OncoCyte does not consider a particular license agreement to be a material contract “at this time,” and does not require disclosure in order for investors to understand the company’s operations and assets.  The response did not infer that the license is without utility or value or that it may be abandoned.

OncoCyte expects to use its intangible assets for the development of therapeutics during their estimated remaining lives of approximately 5 years and has recently paid the annual maintenance fee necessary to retain its license rights to the patents covered by the SBMRI license.  OncoCyte may also seek to license the patents to unrelated parties in the future to generate additional cash flows, as necessary.  OncoCyte has, however, determined to focus its current resources on diagnostics because of the shorter and less costly path to launching commercial diagnostic products and generating product sourced revenues.

OncoCyte performs ongoing impairment reviews of its long-lived tangible and intangible assets in accordance with ASC 360-10-35, Property, Plant and Equipment – Subsequent Measurement. ASC 360-10-35-17 states that “an impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset.  That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability, whether in use or under development. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.”

As of September 30, 2015, the carrying amount of OncoCyte’s intangible assets is approximately $1.3 million. OncoCyte has obtained a valuation estimate from its financial advisors that the SBMRI license has a potential current fair value in the range of $3.5 million to $4.0 million, which is greater than the carrying amount and therefore no impairment of the intangible assets exists.

It is important to know that OncoCyte’s shift in focus to diagnostics was driven in large measure by two factors (1) the limited amount of capital available to the company for product development purposes and (2) the company’s determination that diagnostic products may be developed and commercialized within a shorter time frame and at less cost than therapeutics.  As discussed on page 32 of the Information Statement in Management’s Discussion and Analysis of Financial Condition and Results of Operations, OncoCyte has sufficient cash to fund its operations at least through September 30, 2016 but may need to obtain additional financing after that date for its operations, which are currently focused on the shorter-term diagnostic products.  While the development of therapeutic products is now viewed as a longer term goal than diagnostics, considering the substantial current range of fair values of the intangible assets, OncoCyte has not abandoned its therapeutic patent estate and expects to use the intangible assets over their remaining useful lives and may increase its expenditures on its therapeutics program if sufficient additional financial resources become available, or OncoCyte may determine to license out or sell to unrelated third parties its intellectual property related to therapeutic products to generate additional cash flows well in excess of the assets’ carrying amount.  OncoCyte’s assessment and expectations are consistent with ASC 360-10-35-48, which states “because the continued use of a long-lived asset demonstrates the presence of service potential, only in unusual situations would the fair value of a long-lived asset to be abandoned be zero while it is being used.”

We have added disclosure on page 4 of the Information Statement to explain that at a later date OncoCyte may devote more resources to therapeutic programs if its near-term diagnostic products generate sufficient revenues or if sufficient funds can be obtained from capital transactions.  For near term operations, however, the company does not plan to devote a material portion of its limited current resources to its cancer therapy program, and therefore the company does not consider the SBMRI license to be a material contract in the context of its overall current operations.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

/s/Richard S. Soroko

Richard S. Soroko